UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Copy to:

James C. Munsell Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

August 25, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$696,228 (a)	Amount of Filing Fee:	$ 80.83 (b)

(a) (b)	Calculated as the aggregate maximum value of Units being purchased. Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

[ X ]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$433.85
Form or Registration No.:	005-85873
Filing Party:	Ironwood Institutional Multi-Strategy Fund LLC
Date Filed:	August 25, 2011

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 25, 2011 by Ironwood Institutional Multi-Strategy Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units of Limited Liability Company Interest  ("Units") in the Fund in an aggregate amount up to 10% of the Units of the Fund outstanding as of December 31, 2011 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 25, 2011.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Pacific Time, on September 27, 2011.

2.   As of September 27, 2011, five Members validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of December 31, 2011 in the amount of $696,228.

4.   The payment of the purchase price of the Units or portions of Units tendered was paid in accordance with the terms of the Offer to each Member whose tender was accepted by the Fund.  The Members whose tenders were accepted for purchase by the Fund did not tender their entire Units in the Fund, therefore, the Fund paid to the Members 100% of the value of the Units tendered. On January 3, 2012 a cash payment equal to the unaudited net asset value of the respective Units tendered by each such Member was wired to the account designated by such Member in the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer